UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022

Commission File Number: 001-39169

Natura &Co Holding S.A.
(Exact name of registrant as specified in its charter)

Avenida Alexandre Colares, No. 1188, Sala A17-Bloco A
Parque Anhanguera
São Paulo, São Paulo 05106-000, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

NATURA &CO HOLDING S.A.

TABLE OF CONTENTS

ITEM

1.	Notice to Shareholders dated December 21, 2022 by Natura &Co Holding S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATURA &CO HOLDING S.A.

By:	/s/ Guilherme Strano Castellan
	Name:	Guilherme Strano Castellan
	Title:	Principal Financial Officer

By:	/s/ Itamar Gaino Filho
	Name:	Itamar Gaino Filho
	Title:	Chief Legal and Compliance Officer

Date: December 21, 2022.

Item 1

Notice to Shareholders dated December 21, 2022 by Natura &Co Holding S.A.

NATURA &CO HOLDING S.A.

Publicly-Held Company

CNPJ/ME n° 32.785.497/0001-97

NIRE 35.300.531.582

NOTICE TO SHAREHOLDERS

NATURA &CO HOLDING S.A. (B3: NTCO3, NYSE: NTCO) (“Natura &Co” or “Company”), informs its shareholders and the market in general that, under the terms of the Company´s Management Proposal made available to the market and approved at the Annual and Extraordinary Shareholders’ Assembly held on April 20, 2022, as well as under the terms of the Shareholder Agreement disclosed by the company on April 20, 2022, the Company will distribute to its shareholders, as a mandatory minimum dividend, the total amount of R$180,772,046.82 (one hundred and eighty million, seven hundred and seventy-two thousand, forty-six reais and eighty-two cents), equivalent to 30% (thirty percent) of the Company´s net income for the fiscal year ended December 31, 2021 and corresponding to R$ 0,13174169020 per share issued by the Company.

The Company reiterates that the shareholders entitled to the mandatory minimum dividend will be those registered as such at the end of the trading session on April 20, 2022, and the Company´s shares will be traded “ex-dividend” as of April 22, 2022.

The mandatory minimum dividend will be paid in Brazilian national currency on December 27, 2022.

The Company will keep its shareholders and the market in general informed about any new information on the subject matter of this Notice to Shareholders.

São Paulo, December 21, 2022.

Guilherme Strano Castellan

Chief Financial and Investor Relations Officer